Exhibit 99.1

News Release

TELUS Corporation

NOTICE OF CASH DIVIDEND

NOTICE IS HEREBY GIVEN that the Board of Directors has declared a quarterly dividend of $0.5050 Canadian per share on the issued and outstanding Common shares payable on April 2, 2018 to holders of record at the close of business on March 9, 2018.

By order of the Board

Monique Mercier

Executive Vice President, Corporate Affairs, and Chief Legal and Governance Officer

Vancouver, British Columbia

February 7, 2018

Contact: Investor Relations

1-800-667-4871

ir@telus.com